UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

February 23, 2009

To whom it may concern

Company Name: Mizuho Financial Group, Inc.
Representative: Terunobu Maeda
President & CEO
Head Office: 2-5-1 Marunouchi,
Chiyoda-ku, Tokyo
Code Number: 8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Determination of Terms of the Preferred Securities

Mizuho Financial Group, Inc. (“MHFG”) has determined the terms of the preferred securities announced in the “Announcement regarding Establishment of an Overseas Special Purpose Subsidiary and Issuance of ‘Non-Dilutive’ Preferred Securities” dated February 13, 2009, on February 20, 2009 (overseas time), as outlined below. The preferred securities below are not convertible into common stock of MHFG.

Issuer	Mizuho Capital Investment (USD) 2 Limited (an overseas special purpose subsidiary established in the Cayman Islands, the voting rights of which are wholly owned by MHFG)

Type of Security	U.S. Dollar-denominated Non-cumulative Perpetual Preferred Securities (not convertible into common stock of MHFG)

Aggregate Issue Amount	US$ 850 million

Dividend Rate	14.95% per annum (fixed dividend rate until June 2014) Floating dividend rate after June 2014 (non step-up)

Issue Price	US$ 2,000 per preferred security

Scheduled Payment Date	February 27, 2009

Use of Proceeds	To be ultimately provided to Mizuho Corporate Bank, Ltd., which is one of the banking subsidiaries of MHFG, as perpetual subordinated loans.

Liquidation Preference	The preferred securities are intended to rank, as to rights related to the liquidation preferences, effectively pari passu with preferred stock issued by MHFG.

Method of Offering	Offering pursuant to an exemption from registration under the U.S. Securities Act of 1933, as amended (“Securities Act”) to qualified institutional buyers in the U.S. under Rule 144A under the Securities Act and outside the U.S. including in the Euro market under Regulation S under the Securities Act. (The Preferred Securities will not be offered in the Japanese domestic market.)

Listing	Expected to be listed on the Singapore Exchange Securities Trading Limited

Contact: Mizuho Financial Group, Inc.

Corporate Communications

Public Relations Office

Tel: 81-3-5224-2026

Note:	This document is prepared for the purpose of public disclosure of determination of the terms of the preferred securities, and does not constitute a solicitation of an offer for acquisition or an offer for sale of any securities in or outside of the United States or Japan.

The preferred securities set forth above have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.